FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 28, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for June 28, 2007 and incorporated by reference herein is the Registrant’s immediate report dated June 28, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: June 28, 2007

PURCHASE OF FORMULA SYSTEMS HOLDINGS IN BLUEPHOENIX COMPLETED

Arik Kilman Nominated to be elected as Chairman of the Board in the Shareholders Assembly

Four Directors Resign from the Board of Directors Following Transaction

Herzliya, Israel– June 28, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced that it has been informed by Formula Systems (1985) Ltd. that Formula’s agreement to sell their entire shareholdings in BluePhoenix to international institutional investors was closed on June 20, 2007.

Subsequent to the completion of the transaction, Formula’s director designees, Gad Goldstein, Naamit Solomon and Guy Bernstein resigned from BluePhoenix’s board of directors. In addition, following her resignation from her position as CFO of BluePhoenix on June 1, 2007, Iris Yahal has also resigned from her office as director of BluePhoenix. BluePhoenix’s Board of Directors is now composed of six directors, including two outside directors.

BluePhoenix’s Board of Directors has nominated Arik Kilman, BluePhoenix’s CEO, to be elected as Chairman of the Board by the assembly of shareholders of BluePhoenix. His election is subject to approval by the required majority at the shareholders assembly and other provisions of the Israeli companies law.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
David Leichner
Investor Relations
BluePhoenix Solutions
+972 9-9526-105
dleichner@bphx.com

Investor Contact
Paul Holm
H.L. Lanzet
+1 212-888-4570
paulmholm@gmail.com